UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 20, 2018 (February 18, 2018)

Rite Aid Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5742	23-1614034
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

30 Hunter Lane, Camp Hill, Pennsylvania 17011

(Address of principal executive offices, including zip code)

(717) 761-2633

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 18, 2018, Rite Aid Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Albertsons Companies, Inc. (“Parent”), Ranch Acquisition II LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of Parent (“Merger Sub II”), and Ranch Acquisition Corp., a Delaware corporation and a wholly-owned direct subsidiary of Merger Sub II (“Merger Sub” and, together with Merger Sub II, the “Merger Subs”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned direct subsidiary of Merger Sub II (the “Surviving Corporation”), and (ii) immediately following the Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a wholly-owned direct subsidiary of Parent (the “Surviving Company”).

At the effective time of the Merger, each share of the Company’s common stock, par value $1.00 per share (“Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Company Common Stock owned by Parent, Merger Sub or the Company (including treasury stock held by the Company), which will be cancelled) will be converted into the right to receive and become exchangeable for 0.1000 (the “Base Exchange Ratio”) of a fully paid and nonassessable share of Parent common stock, par value $0.01 per share (“Parent Common Stock”) (the “Base Consideration”), without interest, plus, at the election of the holder of Company Common Stock, either (i) an amount in cash equal to $0.1832 per share (the “Additional Cash Consideration” and, together with the Base Consideration, the “Cash Election Consideration”), without interest, or (ii) 0.0079 (the “Additional Stock Election Exchange Ratio” and, together with the Base Exchange Ratio, the “Stock Election Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock (the “Additional Stock Consideration” and, together with the Base Consideration, the “Stock Election Consideration”).

Subject to the terms of the Merger Agreement, at the Effective Time, each option to purchase Company Common Stock granted under any Company stock plan that is outstanding and unexercised immediately prior to the Effective Time (each, a “Company Stock Option”), whether or not then vested or exercisable, will be assumed by Parent and will be converted into a stock option to acquire a number of shares of Parent Common Stock (a “Parent Stock Option”), on the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Merger Agreement), equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Base Exchange Ratio, with any fractional shares rounded down to the nearest whole number of shares after aggregating each individual holder’s Company Stock Options with the same exercise price.  The exercise price per share of Parent Common Stock subject to each such Parent Stock Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the excess of (x) the per share exercise price of such Company Stock Option immediately prior to the Effective Time over (y) the Additional Cash Consideration divided by (B) the Base Exchange Ratio.

Except as described below for a current or former non-employee director, consultant, employee or other service provider of the Company who is not a continuing employee or continuing service provider after the Effective Time (each, a “Former Service Provider”), subject to the terms of the Merger Agreement, at the Effective Time, each outstanding time- or performance-vesting restricted stock unit granted under any Company Stock Plan (each, a “Company RSU”), whether or not then vested, will be assumed by Parent and will be converted into a restricted stock unit award (a “Parent RSU”), on the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (including settlement in cash with respect to any Company RSU that by its terms provides for settlement in cash and settlement in Parent Common Stock with respect to any Company RSU that by its terms provides for settlement in Company Common Stock), relating to the number of shares of Parent Common Stock equal to the product of (i) the number of Company RSUs held by the holder thereof immediately prior to the Effective Time, assuming achievement of any applicable performance metrics at the target level of achievement, multiplied by (ii) the Stock Election Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares.

Except as described below for Former Service Providers, subject to the terms of the Merger Agreement, at the Effective Time, each outstanding restricted share award granted under any Company Stock Plan (each, a “Company RSA”), whether or not then vested, will be assumed by Parent and will be converted into a restricted share award (each, a “Parent RSA”) on the same terms and conditions as were applicable to such Company RSA immediately prior to the Effective Time (but taking into account any changes thereto provided for in the Merger Agreement), relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSA multiplied by (ii) the Base Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares, plus, a number of shares of Parent Common Stock or an amount in cash equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSA immediately prior to the Effective Time multiplied by (Y) the Additional Stock Consideration or the Additional Cash Consideration, as elected by the holder of such Company RSA.

Subject to the terms of the Merger Agreement, with respect to each Company RSA and Company RSU held by a Former Service Provider, (i) the vesting will be fully accelerated at the Effective Time (and all restrictions thereupon will lapse), and (ii) subject to deduction and withholding rights, in respect of such outstanding Company RSA or Company RSU, such Former Service Provider will be entitled to receive that number of whole shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSA or Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (B) the Base Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares, plus, a number of shares of Parent Common Stock or an amount in cash equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSA or Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (Y) the Additional Stock Consideration or the Additional Cash Consideration, as elected by the holder of such Company RSA and Company RSU, except, with respect to any Company RSU that by its terms provides for settlement in cash, the Former Service Provider will be entitled to receive the cash value of the number of whole shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (B) the Base Exchange Ratio, with any fractional shares rounded to the nearest whole number of shares, plus, an amount in cash equal to the product of (X) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (assuming achievement of any applicable performance metrics at the target level of achievement) multiplied by (Y) the Additional Cash Consideration (for the avoidance of doubt, the holder will not have the right to elect Additional Stock Consideration).

Consummation of the Merger is subject to various closing conditions, including but not limited to (i) approval of the Merger Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Merger, (ii) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order prohibiting the Merger, (iv) the absence of a material adverse effect on the Company and Parent, in each case, as defined in the Merger Agreement, (v) approval for listing, on the New York Stock Exchange (the “NYSE”), of the shares of Parent Common Stock to be issued in the Merger and to be reserved for issuance in connection with the Merger, (vi) Parent’s registration statement on Form S-4 shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceedings seeking a stop order, (vii) the Company having received no less than $4.076 billion of gross proceeds under the Amended and Restated Asset Purchase Agreement, dated as of September 18, 2017, by and among the Company, Walgreens Boots Alliance, Inc. and Walgreen Co., (viii) approval of the Ohio Department of Insurance for the change of control of the Company’s subsidiary, Envision Insurance Company, and (ix) Parent shall have delivered the Company a Lock-Up Agreement, No Action Agreement and Standstill Agreement, in each case, in the form agreed to by the parties to the Merger Agreement.

The parties to the Merger Agreement have each made customary representations and warranties. The parties to the Merger Agreement have each agreed to various covenants and agreements, including, among others, (i) each party’s agreement to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger, (ii) the Company’s agreement to not solicit proposals relating to alternative transactions to the Merger or engage in discussions or negotiations with respect thereto, subject to certain exceptions, (iii) Parent’s covenant to agree to the sale, divestiture or disposition of any assets of the Company that do not exceed $45 million in retail four-wall EBITDA if necessary or advisable in order to obtain antitrust approval of the Merger, and (iv) Parent’s agreement to use reasonable best efforts to arrange and obtain the debt financing contemplated by the debt commitment letter executed in connection with the Merger Agreement, or such alternative financing as contemplated by the Merger Agreement.

The Merger Agreement contains specified termination rights for Parent and the Company, including a mutual termination right in the event that the Merger is not consummated by August

18, 2018, subject to extension to November 18, 2018 under certain circumstances. The Company must pay Parent a $65 million termination fee if Parent terminates the Merger Agreement following a change of recommendation (as defined in the Merger Agreement) for the Merger by the Company’s board of directors, or if the Company terminates the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior proposal, as set forth in, and subject to the conditions of, the Merger Agreement. Under certain additional circumstances described in the Merger Agreement, the Company must also pay Parent a $65 million termination fee if the Merger Agreement is terminated in certain specified circumstances after an alternative acquisition proposal to the Merger has been publicly announced or otherwise shall have become publicly known, and, within twelve months following such termination, the Company enters into a definitive agreement with respect to a business combination transaction of the type described in the relevant provisions of the Merger Agreement, or such a transaction is consummated. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay to Parent up to $10 million for expenses incurred by Parent (with such payment credited to any termination fee subsequently paid by the Company). In the event the Merger Agreement is terminated in certain circumstances involving a failure to obtain antitrust approval, Parent is required to pay the Company a $65 million termination fee.

On or prior to the Effective Time, the Parent Board of Directors shall cause the number of directors that will constitute the full Parent Board of Directors to be nine (9). The Parent Board of Directors at the Effective Time will be comprised of Robert G. Miller, who will serve as Chairman of the Board, Lenard B. Tessler, who will serve as Lead Director, John T. Standley, two directors designated by Parent (at least one of whom shall qualify as “independent” under the listing rules of the NYSE and shall not be a partner or employee of Cerberus Capital Management, L.P. (“Cerberus”) or its affiliates or of a co-investor in Parent or its affiliates), three directors designated by the Company, each of whom shall qualify as “independent” under the listing rules of the NYSE, and one director jointly designated by Parent and the Company, who shall qualify as “independent” under the listing rules of the NYSE and who shall not be a partner or employee of Cerberus or its affiliates or of a co-investor in Parent or its affiliates. From and after the Effective Time and until such time as Cerberus ceases to own at least ten percent (10%) of the outstanding Parent Common Stock, the Merger Agreement grants Cerberus the right to appoint two (2) directors to the Parent Board of Directors.  From and after such time as Cerberus ceases to own at least ten percent (10%) of the outstanding Parent Common Stock, but owns at least five percent (5%) of the outstanding Parent Common Stock, the Merger Agreement grants Cerberus the right to appoint one (1) director to the Parent Board of Directors.  Until such time as Cerberus ceases to own at least fifteen percent (15%) of the outstanding Parent Common Stock, the Merger Agreement grants Cerberus the right to appoint the Chairman and Lead Director of the Parent Board of Directors, provided that either the Chairman or the Lead Director shall qualify as “independent” under the rules of the NYSE and shall not be a partner or employee of Cerberus, its affiliates, or any of the co-investors of Parent.  Until such time as Cerberus ceases to own at least ten percent (10%) of the outstanding Parent Common

Stock, the Merger Agreement grants Cerberus the right to appoint the Lead Director of the Parent Board of Directors.

Prior to the Effective Time, Parent shall terminate the Stockholders’ Agreement, dated as of December 3, 2017, by and among Parent, Albertsons Investor Holdings, LLC and KIM ACI, LLC, and enter into a registration rights agreement (the “Registration Rights Agreement”) substantially in the form attached to the Merger Agreement as Exhibit A. When entered into, the Registration Rights Agreement will provide for certain piggyback registration rights to the pre-Merger stockholders of Parent and certain demand registration rights to Cerberus, Schottenstein Stores Corporation, Klaff Realty, LP, Kimco Realty Corporation Lubert-Adler Partners, L.P. and Colony Financial Inc. In addition, prior to the consummation of the Merger, Parent will enter into a lock-up agreement (the “Lock-Up Agreement”) with each of the pre-Merger stockholders of Parent, substantially in the form attached as Exhibit B to the Merger Agreement. The Lock-Up Agreements will restrict transfers of such holder’s shares of Parent Common Stock held at the time of the consummation of the Merger, subject to certain exceptions, until 18 months after the consummation of the Merger or, if later, until such holder beneficially owns less than 5% of the outstanding Parent common stock. Beginning six months after the consummation of the Merger, such holders will be permitted to sell up to one third of their restricted shares in marketed, underwritten offerings, and in certain circumstances pursuant to other available means, and beginning one year after the consummation of the Merger, such holders will be permitted to sell up to an additional one third of their restricted shares in marketed, underwritten offerings, and in certain circumstances pursuant to other available means.

At or prior to the consummation of the Merger, Parent shall cause each of Cerberus, Schottenstein Stores Corporation, Klaff Realty, LP, Kimco Realty Corporation and Lubert-Adler Partners, L.P. (each, together with Colony Financial Inc., an “Other Stockholder”) to, enter into an agreement (a “No Action Agreement”), substantially in the form attached as Exhibit C to the Merger Agreement. Pursuant to the terms of the No-Action Agreement, each such party will agree for a period of the earlier of five years after the consummation of the merger or until such party ceases to beneficially own five percent of the outstanding Parent Common Stock that such party shall not (i) coordinate the exercise of voting rights of Parent Common Stock with any Other Stockholder, (ii) form a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with any Other Stockholder or (iii) purchase any Parent Common Stock from any Other Stockholder.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. It is not intended to provide any factual information about the Company, Parent or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure schedules; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Mergers, the Company, Parent, Merger Subs, and their respective subsidiaries and affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus that will be filed on Form S-4, as well as in the other documents that each of the Company and Parent make with the Securities and Exchange Commission (the “SEC”).

Standstill Agreement

On February 18, 2018, the Company entered into a standstill agreement (the “Standstill Agreement”) with Parent and Cerberus, pursuant to which Cerberus has agreed not to purchase shares of Parent Common Stock or other securities issued by Parent, except Cerberus may acquire beneficial ownership of Parent Common Stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of Parent Common Stock in the aggregate following such transaction, during the standstill period. The standstill period commences at the Effective Time and terminates upon the earliest to occur of (i) thirty days following the date that Cerberus does not have any of its designees on the Parent Board of Directors, (b) the date on which Cerberus no longer has the right to appoint (and has not appointed) at least one director to the Parent Board of Directors and (c) the date on which Parent materially breaches or takes any action challenging the validity or enforceability of the provisions of the Merger Agreement that grant Cerberus certain rights to appoint directors to the Parent Board of Directors.

The foregoing description of the Standstill Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

The Company is also providing adjusted EBITDA, adjusted net income, adjusted net income per diluted share and net income guidance for its 2019 fiscal year.  Based on current trends, the Company expects adjusted EBITDA to be in the range of $615 million to $675 million, adjusted net income to be in the range of $18 million to $61 million, adjusted net income per diluted share to be in the range of $0.02 to $0.06 per diluted share and net income (loss) to be in the range of ($95 million) to ($40 million).  This information does not reflect any financial impact from the Merger.

Adjusted EBITDA, adjusted net income and adjusted net income per diluted share are non-GAAP financial measures.  The Company defines adjusted EBITDA as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write-downs related to store closings, debt retirements, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets and revenue deferrals related to the Company’s customer loyalty program).  The Company uses this non-GAAP financial measure in assessing its performance in addition to net income (loss), which is the most directly comparable GAAP financial measure. A reconciliation of adjusted EBITDA to net loss is as follows:

	Guidance Range
	Low	High
Reconciliation of net loss to adjusted EBITDA:
Net loss	$(95,000)	$(40,000)
Adjustments:
Interest expense	210,000	210,000
Income tax benefit	(15,000)	(10,000)
Depreciation and amortization	380,000	380,000
LIFO charge	35,000	35,000
Loss on debt retirements	15,000	15,000
Store closing and impairment charges	40,000	40,000
Other	45,000	45,000
Adjusted EBITDA	$615,000	$675,000

The Company believes adjusted EBITDA serves as an appropriate measure in evaluating the performance of its business and helps its investors better compare the Company’s operating performance with its competitors.

The Company defines adjusted net income as net income excluding the impact of amortization of EnvisionRx intangible assets, merger and acquisition-related costs, loss on debt retirements and LIFO adjustments. The Company calculates adjusted net income per diluted share using the Company’s above-referenced definition of adjusted net income. A reconciliation of adjusted net income and adjusted net income per diluted share to net loss is as follows:

	Guidance Range
	Low	High
Net loss	$(95,000)	$(40,000)
Add back - Income tax benefit	(15,000)	(10,000)
Loss before income taxes	(110,000)	(50,000)

Adjustments:
Amortization of EnvisionRx intangible assets	85,000	85,000
LIFO charge	35,000	35,000
Loss on debt retirements	15,000	15,000

Adjusted income before adjusted income taxes	25,000	85,000

Adjusted income tax expense	7,000	24,000
Adjusted net income	$18,000	$61,000

Diluted adjusted net income per share	$0.02	$0.06

The Company believes adjusted net income and adjusted net income per diluted share serve as appropriate measures to be used in evaluating the performance of its business and help its investors better compare the Company’s operating performance over multiple periods.

Adjusted EBITDA, adjusted net income and adjusted net income per diluted share should not be considered in isolation from, and are not intended to represent alternative measures of, operating results or of cash flows from operating activities, as determined in accordance with GAAP.  The Company’s definitions of adjusted EBITDA, adjusted net income and adjusted net income per diluted share  may not be comparable to similarly titled measurements reported by other companies or similar terms in the Company’s debt facilities. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of the Company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, the Company believes these non-GAAP financial measures provide helpful information to analysts and investors to facilitate a comparison of its operating performance to that of other companies.

This financial information contained herein constitutes “forward-looking information” within the meaning of the securities laws and is subject to a number of uncertainties and actual results could differ from those included herein, and such differences may be material. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on this forward-looking information.

The information being furnished pursuant to this “Item 7.01 Regulation FD Disclosure” shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934,

as amended, or the Exchange Act, or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act regardless of any general incorporation language in such filing.

Item 8.01 Other Events.

On February 20, 2018, the Company and Parent issued a joint press release announcing that the parties had entered into the Merger Agreement.  A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

On February 20, 2018, the Company presented an investor presentation concerning the Merger during an analyst call with respect to the Merger.  A copy of that presentation is attached hereto as Exhibit 99.2 and is incorporated into this Item 8.01 by reference.

The Company distributed a letter to stakeholders of its wholly-owned subsidiary EnvisionRxOptions concerning the Merger Agreement and the transactions contemplated thereby on February 20, 2018.  A copy of that document is attached hereto as Exhibit 99.3 and is incorporated by reference here.

The Company distributed a letter to its associates providing information about the Merger Agreement and the transactions contemplated thereby on February 20, 2018.  A copy of that document is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The Company distributed a “Down to Business” presentation of John Standley, Chairman and Chief Executive Officer of the Company, providing information about the Merger Agreement and the transactions contemplated thereby on February 20, 2018.  A copy of that document is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

The Company distributed a questions and answers document concerning the Merger Agreement and the transactions contemplated thereby on February 20, 2018.  A copy of that document is attached hereto as Exhibit 99.6 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of February 18, 2018, by and among Rite Aid Corporation, Albertsons Companies, Inc., Ranch Acquisition II LLC and Ranch Acquisition Corp.
10.1	Standstill Agreement, dated as of February 18, 2018, by and among Rite Aid Corporation, Albertsons Companies, Inc. and Cerberus Capital Management, L.P.
99.1	Joint Press Release, dated February 20, 2018
99.2	Investor Presentation, dated February 20, 2018
99.3	Rite Aid Corporation Letter to EnvisionRxOptions Stakeholders, dated February 20, 2018

99.4	Rite Aid Corporation Letter to Associates, dated February 20, 2018
99.5	Rite Aid Corporation Down to Business Presentation, dated February 20, 2018
99.6	Rite Aid Corporation Questions and Answers, dated February 20, 2018

*                 Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules to the SEC upon request.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending Merger between the Company and Parent and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the Merger Agreement.  The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending Merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the Merger Agreement by the stockholders of the Company was not obtained; risks related to the ability of Parent and the Company to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (including circumstances requiring the Company to pay Parent a termination fee pursuant to the Merger Agreement); the risk that there may be a material adverse change of the Company or Parent; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended March 4, 2017 filed with the SEC and will be found in the Form S-4 that will be filed with the SEC by Parent in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.  Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.  All information regarding the Company assumes completion of the Company’s previously announced transaction with Walgreens Boots Alliance, Inc.  There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all.  For further information on such transaction, see the Company’s Form 8-K filed with the SEC on February 8, 2018.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving the Company and Parent, the Company and Parent intend to file relevant materials with the SEC, including that Parent will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to the Company’s stockholders.  The Company will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  THE COMPANY’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about the Company, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to the Company, Byron Purcell, Attention:  Senior Director, Treasury Services & Investor Relations.  Copies of documents filed with the SEC by Parent will be made available, free of charge, on Parent’s website at www.albertsonscompanies.com.

Participants in Solicitation

The Company, Parent and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Company Common Stock in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its definitive proxy statement for the Company’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Parent will be set forth in the Form S-4.  Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RITE AID CORPORATION

Dated: February 20, 2018	By:	/s/ James J. Comitale
		Name:	James J. Comitale
		Title:	Senior Vice President, General Counsel